TODOS MEDICAL LTD.
1 HAMADA STREET
REHOVOT, 7670301
ISRAEL

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Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. Eastern Time on July 28, 2020. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

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If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

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VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D20712-Z77908

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

TODOS MEDICAL LTD.

The Board of Directors recommends that you vote FOR proposals 1, 2 and 3.

		For	Against	Abstain
1.	Re-election of Gerald Commissiong, Dr. Herman Weiss, Daniel Hirsch, and Moshe Abramovitz as directors of the Company.	☐	☐	☐
2.	Approval of re-appointment of Fahn Kanne & Co. Grant Thornton Israel as the Company's independent auditor for the year ending December 31, 2020.	☐	☐	☐
3.	Approval of the compensation packages of Gerald Commissiong, the Company's Chief Executive Officer, Daniel Hirsch, the Company's Chief Financial Officer, and the other members of the Company's Board of Directors.	☐	☐	☐

NOTE: To transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

D20713-Z77908

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TODOS MEDICAL LTD.

1 HaMada Street, Rehovot, Israel
July 29, 2020
5:00 p.m., Israel Time

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints each of Gerald Commissiong, CEO & Daniel Hirsch CFO, each as proxies, each with full power of substitution and re-substitution, to represent and vote as designated on the reverse side, all the ordinary shares of Todos Medical Ltd., held of record by the undersigned on June 30, 2020, at the Annual General Meeting of Shareholders to be held at the offices of the Company at 1 HaMada Street, Rehovot, Israel, on Wednesday, July 29, 2020, at 5:00 p.m., local time or any adjournment or postponement thereof.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted "FOR" Proposal Nos. 1, 2 and 3.

Continued and to be signed on reverse side

*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on July 29, 2020.

TODOS MEDICAL LTD.

TODOS MEDICAL LTD.
1 HAMADA STREET
REHOVOT, 7670301
ISRAEL

D20715-Z77908

Meeting Information

Meeting Type: Annual General Meeting
For holders as of: June 30, 2020
Date: July 29, 2020 **Time:** 5:00 p.m., Israel Time
Location: The offices of the Company
1 HaMada Street
Rehovot, Israel

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

NOTICE AND PROXY STATEMENT

How to View Online:
Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com*.

How to Request and Receive a PAPER or E-MAIL Copy:
If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET*: www.proxyvote.com
2) *BY TELEPHONE*: 1-800-579-1639
3) *BY E-MAIL**: sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before July 15, 2020 to facilitate timely delivery.

— How To Vote —

Please Choose One of the Following Voting Methods

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com*. Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Voting Items

The Board of Directors recommends that you vote FOR proposals 1, 2 and 3.

1. Re-election of Gerald Commissiong, Dr. Herman Weiss, Daniel Hirsch, and Moshe Abramovitz as directors of the Company.

2. Approval of re-appointment of Fahn Kanne & Co. Grant Thornton Israel as the Company's independent auditor for the year ending December 31, 2020.

3. Approval of the compensation packages of Gerald Commissiong, the Company's Chief Executive Officer, Daniel Hirsch, the Company's Chief Financial Officer, and the other members of the Company's Board of Directors.

NOTE: To transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

D20717-Z77908